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                                                 Filed by 3dfx Interactive, Inc.
                          Pursuant  to Rule 425 under the Securities Act of 1933
                                     and deemed filed pursuant to Rule 14a-12(b)
                                       under the Securities Exchange Act of 1934

                                         Subject Company: 3dfx Interactive, Inc.
                                                   Commission File No. 333-38678

On December 15, 2000, 3dfx Interactive, Inc. issued the following press release:

Press Contacts:                                     Investor Relations Contacts:

Scott Taylor                                        Diane Sha
3dfx Interactive, Inc.                              3dfx Interactive, Inc.
(408) 719-5920                                      (408) 935-4075
staylor@3dfx.com                                    dsha@3dfx.com

Nikki Tanis
Tanis Communications Inc.
(408) 371-9394
(408) 431-1757
nikki@taniscomm.com

FOR IMMEDIATE RELEASE

                3DFX ANNOUNCES THREE MAJOR INITIATIVES TO PROTECT

                    CREDITORS AND MAXIMIZE SHAREHOLDER VALUE

Board of Directors Initiates Cost-Cutting Measures, Recommends To Shareholders Sale of Company Assets to NVIDIA Corporation for $112 million and Dissolution of Company

SAN JOSE, Calif., December 15, 2000 - In an effort to protect its creditors and maximize shareholder value, 3dfx Interactive, Inc. (Nasdaq: TDFX - news) announced today that it will substantially reduce all of its workforce as part of an initiative to significantly reduce expenses. In addition, the company said its Board of Directors will recommend to its shareholders that they approve the sale of most of the company's assets to NVIDIA Corporation (Nasdaq: NVDA- news) as outlined in a definitive agreement



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between the companies that was signed today, and also approve a plan to dissolve the company following completion of the asset sale.

        "After aggressively pursuing a wide range of options that take into consideration the interests of our creditors, our shareholders, our employees and our customers," said Alex Leupp, president and CEO, 3dfx Interactive Inc., "we strongly believe that to reduce expenses, sell our assets and dissolve the company provides the highest return to our creditors, shareholders, and employees."

        "We expect that the combined technologies of 3dfx and NVIDIA will continue the legacy that 3dfx began in 1994, " Leupp continued. "NVIDIA is the number one supplier of graphics technology to the OEM market. With the addition of 3dfx's high-quality technology that leads the retail market, we believe the combination of the two will result in even greater PC graphics leadership."

        The target market for 3dfx has historically been the retail graphics market, a market that 3dfx has dominated since 1998. The segment represents approximately 10 percent of the overall graphics market, and is subject to extreme volatility and unpredictability. Specifically, high inventory expenses, decreasing margins, and slowing demand have done irreparable harm to 3dfx. While the company had recently announced plans to expand its business into additional markets, it has been unable to invest in its expansion under current business and financial market conditions.

The company announced that it plans to substantially reduce its costs in order to best conserve its resources. These cost-cutting measures include a reduction of



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substantially all of the company's workforce by early next year, reduction in office space, and other efforts to reduce non-essential expenses. 3dfx is also providing manufacturing services to third parties to help cover the overhead associated with its Juarez, Mexico manufacturing facility pending the sale of that facility. In the meantime, 3dfx expects to continue to maintain an adequate workforce to support its customers.

        The Board of Directors, with the assistance of the company's advisors, has undergone exhaustive efforts to explore many alternatives including raising new financing to continue its operations and exploring various strategic alliances and business combinations. It has concluded that the best interests of the creditors and shareholders will be served by selling its assets to NVIDIA Corporation, as outlined in a definitive agreement between the companies signed today, and also to approve the plan for dissolution.

        Under the terms of the agreement signed today, NVIDIA has agreed to pay a value of $112 million ($70 million cash and one million shares of registered NVIDIA common stock as value based on NVIDIA's closing price on December 14,
2000).

        Upon signing the definitive agreement, NVIDIA has agreed to loan to 3dfx $15 million for working capital, which will be credited to the cash portion of the purchase price. In addition, 3dfx and NVIDIA have agreed to stay the patent infringement litigation between them through closing of the transaction, at which time the suits will be jointly dismissed with prejudice. Assets included in the transaction include all 3dfx intellectual property and chip inventory as well as certain other assets. In addition, upon



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signing the definitive agreement, 3dfx transferred to NVIDIA the "3dfx" and
"Voodoo" brand names and trademarks.

        The closing of the transaction is subject to a variety of conditions, including 3dfx shareholder approval, receipt of governmental approvals including the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and receipt of all necessary consents of third parties.

        After closing the NVIDIA asset sale and upon 3dfx shareholder approval, 3dfx will proceed to pay or adequately provide for its debts and liabilities. 3dfx will thereafter distribute its remaining assets to its shareholders in one or more distributions.

        3dfx will host a conference call today at 2 p.m. Pacific Standard Time, 3 p.m. Mountain, 4 p.m. Central, 5 p.m. Eastern, to discuss current developments and its financial results for the third quarter fiscal 2001, ended October 31, 2000. To participate in the conference call, please dial 800-521-5428.


ABOUT 3DFX INTERACTIVE

        3dfx Interactive is a global leader in enabling the emerging age of visual communications, and the 3D multimedia revolution in personal computers and consumer products. With its patented and award-winning graphics accelerator chips, boards and software, 3dfx provides the technology to create high-impact visual experiences. The company is recognized worldwide for its ability to bring the world's finest games, educational content, interactive entertainment and media-rich business applications to life. 3dfx products are available in retail stores worldwide, and through leading PC makers including Compaq, Dell, Falcon Northwest and Micron. 3dfx has headquarters in San Jose, Calif., with engineering and manufacturing facilities in Richardson, Texas, Austin, Texas, and Juarez, Mexico. The company also operates www.3dfxgamers.com, the premier online community for Voodoo owners and gaming enthusiasts. 3dfx Interactive is available on the Web at http://www.3dfx.com.



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This notice does not constitute an offer of any securities for sale. In connection with the proposed asset sale by and between 3dfx Interactive, Inc. ("3dfx"), NVIDIA corporation ("NVIDIA") and NVIDIA Subsidiary (the "Asset Sale"), 3dfx and NVIDIA plan to file with the SEC the Proxy Statement/Prospectus of 3dfx and NVIDIA relating to the Asset Sale, as well as documents incorporated by reference therein. You are urged to read the Proxy Statement/Prospectus when it is filed and any other relevant documents filed with the SEC because they contain important information. You may obtain the documents free of charge at the SEC's web site, http://www.sec.gov. In addition, documents filed by 3dfx with the SEC can be obtained by contacting 3dfx at the following address and telephone number: Shareholder Relations, 4435 Fortran Drive, San Jose, California 95134, telephone: (408) 935-4400. When it becomes available, please read the Proxy Statement/Prospectus carefully before making a decision concerning the Asset Sale. 3dfx, its officers, directors, employees and agents may be soliciting proxies from 3dfx shareholders in connection with the Asset Sale. Information concerning the participants in the solicitation will be set forth in the Proxy Statement/Prospectus.


This press release contains forward-looking statements based on current expectations that are inherently subject to risks and uncertainties. The words "estimate," "project," "intend," "expect," "believe," "plan," and similar expressions are intended to identify forward-looking statements. The Company's actual results could differ materially from those currently anticipated due to a number of factors, including, but not limited to, risks associated with the Company's need for additional financing and its inability to satisfy debt obligations in the face of a potential forced bankruptcy, claims of fraudulent conveyance by the Company's creditors in the event proceeds from the Asset Sale are insufficient to satisfy creditors, costs incurred if the Asset Sale is terminated due to a superior proposal or the failure of the Company to obtain shareholder approval for the Asset Sale, the failure of the Asset Sale to be consummated, the failure of estimates of net proceeds from the Asset Sale to be realized by the Company shareholders, amendment, delay in implementation or termination of a planned Plan of Dissolution by the Company's shareholders, the liability of Company shareholders for Company liabilities in the event contingent reserves are insufficient to satisfy such liabilities, unexpected revenue shortfalls and quarterly variations in operating results, the recent downturn in the retail chip market and its adverse affect on the Company's business, cost-cutting measures prompted by the need to conserve cash reserves, the need to adequately support the retail/distributor channel, the Company's limited operating history and the inability to assess future operating results, volatility in the Company's stock price and its effect on the ability of shareholders to sell their shares at attractive prices, the development of new products and technologies and the effect on financial results, management of product transitions, significant customer concentration and the potential adverse effect on the Company's financial performance of a loss of significant customers, the absence of long-term contracts or any assurances that historical sales volumes will continue in the future, limited product diversity, the need for developers and publishers to write software compatible with the Company's products, dependence on single-source manufacturers and the Company's own manufacturing facility, exposure to global economic factors, foreign business practices, tax law and currency fluctuations, the inability to protect the Company's proprietary rights, reliance on third-party licenses, potential loss of market share, litigation expenses, the existence of a shareholder rights plan that could discourage a third party from acquiring control of the Company, the Company's recently completed merger with GigaPixel, as well as other factors set forth in the Company's current report on Form 10-Q for the most recently ended fiscal quarter and other reports and documents filed by Company with the Securities and Exchange Commission from time to time.